Exhibit (a)(1)(I)

Form of Email Notification of Completion of Exchange Program

Subject: Completion of Option Exchange Program

The election period for the option exchange program expired on             , 2009, at 12:00 midnight, Eastern Time. Pursuant to the exchange program, Mercury accepted for exchange options to purchase an aggregate              shares of our common stock, representing approximately             % of the shares subject to all options that were eligible for exchange as of that date. Subject to the terms and conditions of the exchange program, on             , we granted replacement awards for an aggregate              shares of restricted stock in exchange for such tendered options.

Eligible associates who participated in the exchange program are receiving restricted stock awards in exchange for their tendered options.

You do not need to return your existing stock option agreements with respect to options that were tendered and accepted as they will be automatically cancelled upon the granting of your replacement award.

Replacement awards are subject to the terms of our Amended and Restated 2005 Stock Incentive Plan, as amended, and an award agreement between you and us. Beginning shortly and continuing over the next several weeks, we will be sending you a replacement award package containing, among other information, your award agreement, which you will be required to sign and return to us in accordance with the instructions that will be provided.

Please send your questions by email to MCSStockOptionExchange@mc.com.